1415 L Street, Suite 1000 Sacramento, CA 95814 Telephone: 916-930-2500 Fax: 916-930-2501 www.lockelord.com John P. Yung Direct Telephone: 916-930-2524 Direct Fax: 916-720-0343 jyung@lockelord.com

April 28, 2011

Via EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Sooner Holdings, Inc.
Form 8-K
Filed February 14, 2011
File No.: 000-18344
Form 10-K/A for Fiscal Year Ended September 30, 2010
File No.: 000-18344

Dear Mr. Reynolds:

On behalf of Sooner Holdings, Inc., an Oklahoma corporation (the “Company”), we are providing this letter to confirm our understanding that the Company’s request for additional time to respond to the Staff letter dated March 21, 2011, relating to the above referenced filings (“Staff Letter”), has been granted.  The Company has until May 2, 2011 to respond to the Staff Letter.

As previously discussed with Erin Wilson, although the Company has made significant progress in preparing its response to the Staff Letter, the Company needs additional time to review the response to the Staff Letter, obtain loan documents for the exhibits, translate all of the various exhibits from Chinese to English, convert to EDGAR format all of the various documents, and obtain sign-off from the auditors.

If you have any questions regarding this matter, please do not hesitate to contact me  at (916) 930-2500.

Best regards,

/s/ John P. Yung
John P. Yung